Room 4561

January 17, 2007

Mr. Philip E. Lundquist
Chief Executive Officer
Vubotics, Inc.
5555 Glenridge Connector, Suite 200
Atlanta, Georgia 30342

Re: **Vubotics, Inc.**
        Registration Statement on Form SB-2 filed December 22, 2006
        File No. 333-139655

        Form 10-KSB for the year ended December 31, 2005
        Forms 10-QSB for the quarters ended March 31, 2006, June 30, 2006 and
        September 30, 2006
        File No. 0-28883

Dear Mr. Lundquist:

        This is to advise you that we have limited our review of the above filings to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form SB-2

1.   Please provide executive compensation and related party transaction disclosure pursuant to our revised regulations. Please see Release No. 33-8732A, Interpretation J.8B of our July 1997 Manual of Publicly Available Telephone Interpretations and Question 7 of our

Executive Compensation and Related Person Disclosure Transition Questions and Answers.

Prospectus Summary, page 4

2.   We note your disclosure regarding your registration and shareholder approval obligations pursuant to your purchase and registration rights agreements. It appears that certain penalties are now applicable with respect to such obligations. Please update your disclosure where appropriate to discuss the penalties you are currently subject to. We further note your risk factor discussion regarding your shareholder approval requirement on page 10.

Management's Discussion and Analysis of Financial Condition and Plan of Operations

Liquidity and Capital Resources, page 17

3.   Please quantify your expected cash needs for the next 12 months.

Item 28. Undertakings.

4.   Please include all necessary undertakings pursuant to Item 512 of Regulation S-B. In particular, we refer you to Item 512(g).

Exhibit 5.1

5.   Please specifically identify the shares and registration statement upon which counsel is addressing. Further, counsel's opinion appears to relate to shares that have yet to be issued. Your registration statement, however, contemplates the registration of shares that have already been issued. Please revise as appropriate.

Form 10-KSB for the year ended December 31, 2005

Item 8A. Controls and Procedures

6.   Your disclosure suggests that your disclosure controls and procedures were effective, but only to the extent of timely alerting management to material information required to be included in your necessary filings. This disclosure does not appear to fully address whether your disclosure controls and procedures as defined in Rule 13a-15(e) under the Exchange Act are effective. We note similar disclosure in your subsequent Forms 10-QSB. Please advise us whether your disclosure controls and procedures, as defined in Rule 13a-15(e), were effective as of December 31, 2005, March 31, 2006, June 30, 2006 and September 30, 2006. Please also confirm to us whether you will note this comment with respect to future filings.

Forms 10-QSB for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006

Item 3. Controls and Procedures

7.   Your disclosure with respect to changes in your internal control over financial reporting does not conform to the requirements set forth in Item 308(c) of Regulation S-B. Accordingly, with respect to each quarter please advise us whether there were "any change[s] in your internal control over financial reporting…that occurred during [your] last fiscal quarter…that has materially affected, or is reasonably likely to materially affect, [your] internal control over financial reporting." Please confirm that you will note this comment with respect to future filings.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act and Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile
        Darrin M. Ocasio, Esq.
        Sichenzia Ross Friedman Ference LLP
        1065 Avenue of the Americas, 21st Floor
        New York, New York 10018
        Telephone: (212) 930-9700
        Facsimile: (212) 930-9725